UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL	2011 SECOND-QUARTER AND FIRST SIX-MONTH RESULTS

		Second Quarter			YTD
NYSE (ADR)
Ticker: KOF		2011	2010	Δ%	2011	2010	Δ%
	Total Revenues	28,417	25,177	12.9%	54,388	49,205	10.5%
Ratio of KOF L to KOF = 10:1	Gross Profit	13,078	11,655	12.2%	24,934	22,555	10.5%
	Operating Income	4,596	4,088	12.4%	8,491	7,666	10.8%
	Net Controlling Interest Income	2,629	2,480	6.0%	4,869	4,613	5.5%
	EBITDA(1)	5,732	5,023	14.1%	10,715	9,571	12.0%
	Net Debt (2)	5,344	4,817	10.9%
	Net Debt / EBITDA (3)	0.24	0.24
	EBITDA/ Interest Expense, net (3)	16.52	15.38
	Earnings per Share (3)	5.43	5.22
	Capitalization (4)	24.1%	19.4%
	Expressed in millions of Mexican pesos.
	(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
	See reconciliation table on page 9 except for Earnings per Share
	(2) Net Debt = Total Debt - Cash
	(3) LTM figures
	(4) Total debt / (long-term debt + shareholders' equity)

    Total revenues reached Ps. 28,417 million in the second quarter of 2011, an increase of 12.9% compared to the second quarter of 2010 as a result of double-digit total revenue growth in every division.

     Consolidated operating income grew 12.4% to Ps. 4,596 million for the second quarter of 2011, mainly driven by double-digit operating income growth recorded in our Mexico and Mercosur divisions. Our operating margin was 16.2% in the second quarter of 2011.

     Consolidated net controlling interest income grew 6.0%, reaching Ps. 2,629 million in the second quarter of 2011, resulting in earnings per share of Ps. 1.42 in the second quarter of 2011.

For Further Information:

Investor Relations

José Castro
jose.castro@kof.com.mx

Mexico City (July 20, 2011), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public Coca-Cola bottler in the world in terms of sales volume, announces results for the second quarter of 2011.

“Our diversified portfolio of franchise territories enabled us to deliver strong results for the second quarter of 2011. Our performance was supported by volume growth across all of our divisions and our ability to implement pricing initiatives over the past several months throughout our main markets. The continued implementation of our commercial model at the point of sale is allowing us to better identify our customer’s value potential, satisfy our consumers’ needs and, at the same time, generate efficiencies for further investment in our marketplace. We are enthusiastic about the merger with Grupo Tampico’s beverage division in Mexico. This merger will not only reinforce our presence in one of our key markets, but also present the opportunity to integrate with the oldest bottling franchise in the Mexican Coca-Cola system, whose talented team of professionals will help us to drive our future growth. We have significantly advanced our strategy to grow through value-creating transactions during the first half of the year, as exemplified by our acquisition in Panama's dairy segment, completed in March, and the upcoming merger with Grupo Tampico’s beverage division. As we enter the second half of the year, we look forward with renewed optimism, eager to deliver both organic and non-organic growth for our investors through the execution of our business strategy." said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

(5255) 5081-5120 / 5121

Gonzalo García gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

July 20, 2011	Page 1

 CONSOLIDATED RESULTS

Our consolidated total revenues increased 12.9% to Ps. 28,417 million in the second quarter of 2011, compared to the second quarter of 2010 as a result of double-digit total revenue growth in every division. On a currency neutral basis, total revenues grew approximately 14%, driven by average price per unit case growth in most of our territories, in combination with volume growth mainly in Mexico, Colombia and Argentina.

Total sales volume increased 5.0% to reach 665.6 million unit cases in the second quarter of 2011 as compared to the same period in 2010. The sparkling beverage category grew 5% mainly supported by strong volume growth of the Coca-Cola brand in Mexico and Colombia, contributing 75% of incremental volumes. The bottled water category, including bulk water, grew 5%, representing 15% of incremental volumes. The still beverage category grew 10%, mainly driven by the Jugos del Valle line of business in Mexico and Brazil, representing the balance.

Our gross profit increased 12.2% to Ps. 13,078 million in the second quarter of 2011, compared to the second quarter of 2010. Cost of goods sold increased 13.4%, mainly as a result of higher PET and sweetener costs across our territories, which were partially offset by the appreciation of the Brazilian real,(1) the Colombian peso(1)and the Mexican peso(1) as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 46.0%, as compared to 46.3% in the second quarter of 2010.

Our consolidated operating income increased 12.4% to Ps. 4,596 million in the second quarter of 2011, mainly driven by double-digit operating income growth in our Mexico and Mercosur divisions. Operating expenses increased 12.1% in the second quarter of 2011 mainly as a result of higher labor costs in Venezuela and Mercosur and higher freight costs in Argentina. Our operating margin remained flat at 16.2% in the second quarter of 2011.

During the second quarter of 2011, we recorded Ps. 332 million in the other expenses, net line. These expenses mainly reflect the recording of employee profit sharing.

Our comprehensive financing result in the second quarter of 2011 recorded an expense of Ps. 340 million as compared to an expense of Ps. 364 million in the same period of 2010.

During the second quarter of 2011, income tax, as a percentage of income before taxes, was 30.5% compared to 25.8% in the same period of 2010. This difference was mainly driven by the cancellation of a provision during the second quarter of 2010, that had been recorded in excess during 2009.

Our consolidated net controlling interest income grew 6.0% reaching Ps. 2,629 million in the second quarter of 2011 as compared to the second quarter of 2010. Earnings per share (EPS) in the second quarter of 2011 were Ps. 1.42 (Ps. 14.24 per ADS) computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

(1) See page 14 for average and end of period exchange rates for the second quarter and first six months.

July 20, 2011	Page 2

BALANCE SHEET

As of June 30, 2011, we had a cash balance of Ps. 16,723 million, including US$ 571 million denominated in U.S. dollars, an increase of Ps. 4,189 million compared to December 31, 2010, mainly as a result of the issuance of Ps. 5,000 million of Certificados Bursátiles in April 2011 and cash generated by our operations, net of the dividend payment made during the quarter.

As of June 30, 2011, total short-term debt was Ps. 5,582 million and long-term debt was Ps. 16,485 million. Total debt increased by Ps. 4,716 million, compared to year end 2010. Net debt increased Ps. 527 million compared to year end 2010. KOF’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 673 million.(1)

The weighted average cost of debt for the quarter was 5.9%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2011:

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	48.9%	33.0%
U.S. dollars	35.8%	2.8%
Colombian pesos	9.6%	100.0%
Brazilian reais	0.5%	0.0%
Venezuelan bolivars	0.2%	0.0%
Argentine pesos	5.0%	5.3%

(1) After giving effect to cross-currency swaps and interest rate swaps.
(2) Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2011	2012	2013	2014	2015	2016 +
% of Total Debt	5.7%	22.2%	3.2%	6.4%	12.9%	49.6%

Consolidated Cash Flow

The following cash flow statement is presented on a historical basis and the balance sheet included on page 10 is presented in nominal terms. Certain differences resulting from calculations performed with the information contained in the balance sheet may differ from items shown in this cash flow statement. These differences are presented separately as a part of the Translation Effect in the cash flow statement in accordance with Mexican Financial Reporting Standards.

Consolidated Cash Flow
Expressed in millions of Mexican pesos (Ps.) as of June 30, 2011 jun-11
Ps.
Income before taxes	7,428
Non cash charges to net income	3,091
10,519
Change in working capital	(2,418)
Resources Generated by Operating Activities	8,101
Investments	(3,489)
Debt increase	5,018
Dividends declared and paid	(4,367)
Other	(756)
Increase in cash andcash equivalents	4,507
Cash, cash equivalents and marketable securities at begining of period	12,534
Translation Effect	(318)
Cash, cash equivalents and marketable securities at end of period	16,723

July 20, 2011	Page 3

MEXICO DIVISION OPERATING RESULTS

Revenues

Total revenues from our Mexico division increased 10.8% to Ps. 11,802 million in the second quarter of 2011, as compared to the same period in 2010. Volume growth accounted for approximately 60% of incremental revenues during the quarter, and increased average price per unit case represented the balance. Average price per unit case reached Ps. 32.22, an increase of 3.9%, as compared to the second quarter of 2010, mainly reflecting selective price increases across our product portfolio implemented over the past several months. Excluding bulk water under the Ciel brand, our average price per unit case was Ps. 37.56, a 3.6% increase as compared to the same period in 2010.

Total sales volume increased 6.5% to 365.3 million unit cases in the second quarter of 2011, as compared to the second quarter of 2010. Sparkling beverage volume increased 6%, driven by a 7% growth of the Coca-Cola brand and a 5% increase in flavored sparkling beverages, accounting for more than 70% of incremental volumes. Our bottled water portfolio, including bulk water, grew 7% and contributed with close to 25% of incremental volumes. Still beverages grew 6% mainly driven by the Jugos del Valle line of products, Nestea and Powerade, contributing the balance.

Operating Income

Our gross profit increased 11.3% to Ps. 5,867 million in the second quarter of 2011 as compared to the same period in 2010. Cost of goods sold increased 10.3% as a result of higher PET costs, which were compensated mainly by the appreciation of the Mexican peso(1) as applied to our U.S. dollar-denominated raw material costs. Gross margin expanded 20 basis points to reach 49.7% in the second quarter of 2011.

Operating income increased 18.6% to Ps. 2,325 million in the second quarter of 2011, compared to Ps. 1,960 million in the same period of 2010. Operating leverage achieved through higher revenues, in combination with controlled operating expenses, resulted in an operating margin expansion of 130 basis points to reach 19.7% in the second quarter of 2011.

(1) See page 14 for average and end of period exchange rates for the second quarter and first six months.

July 20, 2011	Page 4

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues were Ps. 8,181 million in the second quarter of 2011, an increase of 11.0% as compared to the same period of 2010 as a result of total revenue growth in every territory. Higher average prices per unit case in Venezuela and Central America in combination with volume growth in Colombia and Central America, were partially offset by lower volumes in Venezuela. On a currency neutral basis, total revenues increased approximately 15%.

Total sales volume in our Latincentro division increased 2.7% to 147.4 million unit cases in the second quarter of 2011 as compared to the same period of 2010. Volumes in Colombia and Central America, which increased 10% and 8%, respectively, compensated for a 9% volume decline in Venezuela. Our sparkling beverage portfolio grew 4%, mainly driven by a strong performance of the Coca-Cola brand in Colombia and Central America, which grew 18% and 8%, respectively. The still beverage category grew 4% driven by the Jugos del Valle line of business in Central America. These increases compensated for a 6% decline in the bottled water portfolio, including bulk water.

Operating Income

Gross profit reached Ps. 3,752 million, an increase of 9.6% in the second quarter of 2011, as compared to the same period of 2010. Cost of goods sold increased 12.3% mainly driven by higher year-over-year PET and sweetener costs across the division, which were partially offset by the appreciation of the Colombian peso(1) as applied to our U.S. dollar-denominated raw material costs. Gross profit reached 45.9% in the second quarter of 2011 as compared to 46.5% in the same period of 2010.

Our operating income decreased 1.3% to Ps. 1,217 million in the second quarter of 2011, compared to the second quarter of 2010. Operating expenses increased 15.8%, mainly as a result of higher labor costs in Venezuela. Our operating margin was 14.9% in the second quarter of 2011, as compared to 16.7% in the same period of 2010.

(1) See page 14 for average and end of period exchange rates for the second quarter and first six months.

July 20, 2011	Page 5

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Revenues

Total revenues increased 17.8% to Ps. 8,434 million in the second quarter of 2011, as compared to the same period of 2010. Excluding beer, which accounted for Ps. 850 million during the quarter, revenues increased 18.3% to Ps. 7,584 million. Average price per unit case growth accounted for close to 80% of incremental total revenues. On a currency neutral basis, our Mercosur division’s revenues increased approximately 16%.

Total sales volume in our Mercosur division increased 3.9% to 152.9 million unit cases in the second quarter of 2011 as compared to the same period of 2010. The sparkling beverage category grew 2%, mainly driven by a 7% volume growth in flavored sparkling beverages, accounting for close to 60% of incremental volumes. The still beverage category increased 35%, mainly driven by the performance of the Jugos del Valle line of business and the Matte Leao portfolio in Brazil and the Cepita juice brand in Argentina, representing more than 30% of incremental volumes. The bottled water category, including bulk water, grew 10%, mainly driven by the performance of Aquarius flavored water in Argentina, representing the balance.

Operating Income

In the second quarter of 2011, our gross profit increased 16.9% to Ps. 3,459 million, as compared to the same period in 2010. Cost of goods sold increased 18.5% mainly due to higher PET and sweetener costs across the division, which were partially offset by the appreciation of the Brazilian real(1) as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 41.0% in the second quarter of 2011, a decrease of 40 basis points as compared to the second quarter of 2010.

Operating income grew 17.8% to Ps. 1,054 million in the second quarter of 2011, as compared to Ps. 895 million in the same period of 2010. Operating expenses increased 16.5% mainly due to higher labor cost in the division and higher freight costs in Argentina. Our operating margin remained flat at 12.5% in the second quarter of 2011.

(1) See page 14 for average and end of period exchange rates for the second quarter and first six months.

July 20, 2011	Page 6

SUMMARY OF SIX-MONTH RESULTS

Our consolidated total revenues increased 10.5% to Ps. 54,388 million in the first six months of 2011, as compared to the same period of 2010, mainly as a result of double-digit total revenue growth in our Mercosur and Mexico divisions. On a currency neutral basis, total revenues increased approximately 12% in the first half of 2011.

Total sales volume increased 3.9% to 1,270.5 million unit cases in the first six months of 2011, as compared to the same period in 2010. The sparkling beverage category, driven by a 4% growth of the Coca-Cola brand, contributed more than 70% of incremental volumes. Our bottled water portfolio, including bulk water, grew 4% and represented 15% of incremental volumes. The still beverage category grew 11%, mainly driven by the performance of the Jugos del Valle line of business in Mexico and Brazil, and the Cepita juice brand in Argentina, representing the balance.

Our gross profit increased 10.5% to Ps. 24,934 million in the first six months of 2011, as compared to the same period of 2010. Cost of goods sold increased 10.5% mainly as a result of higher PET and sweetener costs across our operations, which were partially offset by the appreciation of the Brazilian real,(1) the Colombian peso(1) and the Mexican peso(1) as applied to our U.S. dollar-denominated raw material costs. Gross margin remained flat at 45.8% for the first six months of 2011 as compared to the same period of 2010.

Our consolidated operating income increased 10.8% to Ps. 8,491 million in the first six months of 2011, as compared to the same period of 2010. Our Mexico and Mercosur divisions accounted for this growth. Our operating margin was 15.6% for the first six months of 2011, remaining flat as compared to the same period of 2010.

Our consolidated net controlling interest income increased 5.5% to Ps. 4,869 million in the first six months of 2011 as compared to the same period of 2010. Earnings per share (EPS) in the first six months of 2011 were Ps. 2.64 (Ps. 26.37 per ADS) computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

(1) See page 14 for average and end of period exchange rates for the second quarter and first six months.

July 20, 2011	Page 7

RECENT DEVELOPMENTS

On June 28, 2011, Coca-Cola FEMSA and Grupo Tampico S.A. de C.V. and its shareholders agreed to merge Grupo Tampico’s beverage division, one of the largest family-owned bottlers in terms of sales volume in Mexico, with Coca-Cola FEMSA. The merger agreement has been approved by both Coca-Cola FEMSA’s and Grupo Tampico’s Board of Directors and is subject to the completion of confirmatory legal, financial and operating due diligence and to customary regulatory and corporate approvals, among them, the approval of The Coca-Cola Company and the Comisión Federal de Competencia, the Mexican antitrust authority.

CONFERENCE CALL INFORMATION

Our second-quarter 2011 Conference Call will be held on July 20, 2011, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com If you are unable to participate live, an instant replay of the conference call will be available through July 26, 2011. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 85154446.

vvv

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves close to 1,600,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

vvv

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

vvv

(6 pages of tables to follow)

July 20, 2011	Page 8

Consolidated Income Statement Expressed in millions of Mexican pesos(1)
	2Q 11	% Rev	2Q 10	% Rev	Δ%	YTD 11	% Rev	YTD 10	% Rev	Δ%
Volume (million unit cases) (2)	665.6		633.8		5.0%	1,270.5		1,223.2		3.9%
Average price per unit case (2)	41.23		38.41		7.3%	41.25		38.83		6.2%
Net revenues	28,296		25,092		12.8%	54,137		49,000		10.5%
Other operating revenues	121		85		42.4%	251		205		22.4%
Total revenues	28,417	100%	25,177	100%	12.9%	54,388	100%	49,205	100%	10.5%
Cost of goods sold	15,339	54.0%	13,522	53.7%	13.4%	29,454	54.2%	26,650	54.2%	10.5%
Gross profit	13,078	46.0%	11,655	46.3%	12.2%	24,934	45.8%	22,555	45.8%	10.5%
Operating expenses	8,482	29.8%	7,567	30.1%	12.1%	16,443	30.2%	14,889	30.3%	10.4%
Operating income	4,596	16.2%	4,088	16.2%	12.4%	8,491	15.6%	7,666	15.6%	10.8%
Other expenses, net	332		248		33.9%	571		417		36.9%
Interest expense	406		420		-3.3%	753		794		-5.2%
Interest income	144		71		102.8%	237		155		52.9%
Interest expense, net	262		349		-24.9%	516		639		-19.2%
Foreign exchange loss	78		94		-17.0%	87		285		-69.5%
Gain on monetary position in Inflationary subsidiries	(12)		(105)		-88.6%	(60)		(258)		-76.7%
Market value loss (gain) on ineffective portion of
derivative instruments	12		26		-53.8%	(51)		(108)		-52.8%
Comprehensive financing result	340		364		-6.6%	492		558		-11.8%
Income before taxes	3,924		3,476		12.9%	7,428		6,691		11.0%
Income taxes	1,195		896		33.4%	2,340		1,856		26.1%
Consolidated net income	2,729		2,580		5.8%	5,088		4,835		5.2%
Net controlling interest income	2,629	9.3%	2,480	9.9%	6.0%	4,869	9.0%	4,613	9.4%	5.5%
Net non-controlling interest income	100		100		0.0%	219		222		-1.4%
Operating income	4,596	16.2%	4,088	16.2%	12.4%	8,491	15.6%	7,666	15.6%	10.8%
Depreciation	761		645		18.0%	1,505		1,294		16.3%
Amortization and other operative non-cash charges	375		290		29.3%	719		611		17.7%
EBITDA (3)	5,732	20.2%	5,023	20.0%	14.1%	10,715	19.7%	9,571	19.5%	12.0%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.

July 20, 2011	Page 9

Consolidated Balance Sheet Expressed in millions of Mexican pesos.
Assets		Jun 11		Dec 10
Current Assets
Cash, cash equivalents and marketable securities	Ps.	16,723	Ps.	12,534
Total accounts receivable		5,034		6,363
Inventories		5,307		4,962
Other current assets (1)		2,088		2,577
Total current assets		29,152		26,436
Property, plant and equipment
Property, plant and equipment		58,812		57,330
Accumulated depreciation		(26,149)		(25,230)
Total property, plant and equipment, net		32,663		32,100
Other non-current assets (1)		57,782		55,525
Total Assets	Ps.	119,597	Ps.	114,061

Liabilities and Shareholders' Equity		Jun 11		Dec 10
Current Liabilities
Short-term bank loans and notes	Ps.	5,582	Ps.	1,840
Suppliers		8,937		8,988
Other current liabilities		6,524		6,818
Total Current Liabilities		21,043		17,646
Long-term bank loans		16,485		15,511
Other long-term liabilities		6,995		7,023
Total Liabilities		44,523		40,180
Shareholders' Equity
Non-controlling interest		2,823		2,602
Total controlling interest		72,251		71,279
Total shareholders' equity		75,074		73,881
Liabilities and Shareholders' Equity	Ps.	119,597	Ps.	114,061

(1) As of January 1, 2010, according to Mexican Financial Reporting Standards, advances to suppliers presentation is part of the entry "Other current assets” and "Other non-current assets". Reclassification is made for comparative purposes in 2010

July 20, 2011	Page 10

Mexico Division Expressed in millions of Mexican pesos(1)
	2Q 11	% Rev	2Q 10	% Rev	Δ%	YTD 11	% Rev	YTD 10	% Rev	Δ%
Volume (million unit cases)	365.3		343.1		6.5%	663.0		614.4		7.9%
Average price per unit case	32.22		31.01		3.9%	32.04		30.81		4.0%
Net revenues	11,768		10,640		10.6%	21,238		18,928		12.2%
Other operating revenues	34		13		161.5%	56		30		86.7%
Total revenues	11,802	100.0%	10,653	100.0%	10.8%	21,294	100.0%	18,958	100.0%	12.3%
Cost of goods sold	5,935	50.3%	5,381	50.5%	10.3%	10,862	51.0%	9,682	51.1%	12.2%
Gross profit	5,867	49.7%	5,272	49.5%	11.3%	10,432	49.0%	9,276	48.9%	12.5%
Operating expenses	3,542	30.0%	3,312	31.1%	6.9%	6,740	31.7%	6,204	32.7%	8.6%
Operating income	2,325	19.7%	1,960	18.4%	18.6%	3,692	17.3%	3,072	16.2%	20.2%
Depreciation, amortization & other operative non-cash charges	467	4.0%	441	4.1%	5.9%	907	4.3%	896	4.7%	1.2%
EBITDA (2)	2,792	23.7%	2,401	22.5%	16.3%	4,599	21.6%	3,968	20.9%	15.9%

(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division Expressed in millions of Mexican pesos(1)
	2Q 11	% Rev	2Q 10	% Rev	Δ%	YTD 11	% Rev	YTD 10	% Rev	Δ%
Volume (million unit cases)	147.4		143.5		2.7%	278.9		296.7		-6.0%
Average price per unit Case	55.45		51.25		8.2%	54.85		50.96		7.6%
Net revenues	8,173		7,354		11.1%	15,300		15,121		1.2%
Other operating revenues	8		13		-38.5%	16		20		-20.0%
Total revenues	8,181	100.0%	7,367	100.0%	11.0%	15,316	100.0%	15,141	100.0%	1.2%
Cost of goods sold	4,429	54.1%	3,944	53.5%	12.3%	8,193	53.5%	8,169	54.0%	0.3%
Gross profit	3,752	45.9%	3,423	46.5%	9.6%	7,123	46.5%	6,972	46.0%	2.2%
Operating expenses	2,535	31.0%	2,190	29.7%	15.8%	4,769	31.1%	4,453	29.4%	7.1%
Operating income	1,217	14.9%	1,233	16.7%	-1.3%	2,354	15.4%	2,519	16.6%	-6.6%
Depreciation, amortization & other operative non-cash charges	395	4.8%	323	4.4%	22.3%	763	5.0%	660	4.4%	15.6%
EBITDA (2)	1,612	19.7%	1,556	21.1%	3.6%	3,117	20.4%	3,179	21.0%	-2.0%

(1) Except volume and average price per unit case figures.
(2) EBIT DA = Operating Income + Depreciation, amortization & other operative non-cash charges.

July 20, 2011	Page 11

Mercosur Division Expressed in millions of Mexican pesos(1) Financial figures include beer results
	2Q 11	% Rev	2Q 10	% Rev	Δ%	YTD 11	% Rev	YTD 10	% Rev	Δ%
Volume (million unit cases) (2)	152.9		147.2		3.9%	328.6		312.1		5.3%
Average price per unit case (2)	49.07		43.15		13.7%	48.30		43.07		12.1%
Net revenues	8,355		7,098		17.7%	17,599		14,951		17.7%
Other operating revenues	79		59		33.9%	179		155		15.5%
Total revenues	8,434	100.0%	7,157	100.0%	17.8%	17,778	100.0%	15,106	100.0%	17.7%
Cost of goods sold	4,975	59.0%	4,197	58.6%	18.5%	10,399	58.5%	8,799	58.2%	18.2%
Gross profit	3,459	41.0%	2,960	41.4%	16.9%	7,379	41.5%	6,307	41.8%	17.0%
Operating expenses	2,405	28.5%	2,065	28.9%	16.5%	4,934	27.8%	4,232	28.0%	16.6%
Operating income	1,054	12.5%	895	12.5%	17.8%	2,445	13.8%	2,075	13.7%	17.8%
Depreciation, Amortization & Other operative non-cash charges	274	3.2%	171	2.4%	60.2%	554	3.1%	349	2.3%	58.7%
EBITDA (3)	1,328	15.7%	1,066	14.9%	24.6%	2,999	16.9%	2,424	16.0%	23.7%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

July 20, 2011	Page 12

SELECTED INFORMATION

For the three months ended June 30, 2011 and 2010

Expressed in millions of Mexican pesos.

	2Q 11		2Q 10
Capex	1,848.7	Capex	1,742.2
Depreciation	761.0	Depreciation	645.0
Amortization & Other non-cash charges	375.0	Amortization & Other non-cash charges	290.0

VOLUME
Expressed in million unit cases

	2Q 11					2Q 10
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	264.5	21.0	61.7	18.1	365.3	248.5	17.9	59.6	17.1	343.1
Central America	31.7	1.7	0.1	3.4	36.9	29.4	1.5	0.1	3.1	34.1
Colombia	47.8	5.4	7.0	4.2	64.4	41.7	5.6	7.1	4.2	58.6
Venezuela	42.4	2.0	0.5	1.2	46.1	46.2	2.9	0.5	1.2	50.8
Latincentro	121.9	9.1	7.6	8.8	147.4	117.3	10.0	7.7	8.5	143.5
Brazil	97.5	4.6	0.5	5.0	107.6	97.0	4.3	0.4	3.9	105.6
Argentina	40.8	2.4	0.2	1.9	45.3	38.1	2.1	0.2	1.2	41.6
Mercosur	138.3	7.0	0.7	6.9	152.9	135.1	6.4	0.6	5.1	147.2
Total	524.7	37.1	70.0	33.8	665.6	500.9	34.3	67.9	30.7	633.8

(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations

Certain brands within our portfolio have been reclassified across categories. This reclassification affects, among others, flavored water brands that were previously included as a part of still beverages and will now be presented within our water category. For comparison purposes, the figures of 2010 have been restated. This change mainly affects our Mexico, Brazil and Argentina second quarter 2010 volumes and accounts for 3.9 million unit cases.

SELECTED INFORMATION

For the six months ended June 30, 2011 and 2010

Expressed in millions of Mexican pesos.

	YTD 11		YTD 10
Capex	2,464.9	Capex	2,706.4
Depreciation	1,505.0	Depreciation	1,294.0
Amortization & Other non-cash charges	719.0	Amortization & Other non-cash charges	611.0

VOLUME
Expressed in million unit cases

	YTD 11					YTD 10
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	482.4	35.4	110.8	34.4	663.0	447.8	30.1	105.0	31.5	614.4
Central America	60.5	3.8	0.2	6.4	70.9	59.3	3.2	0.2	6.0	68.7
Colombia	91.0	10.4	13.8	8.2	123.4	87.0	12.6	14.9	8.5	123.0
Venezuela	78.0	3.7	1.0	1.9	84.6	95.8	5.9	0.9	2.4	105.0
Latincentro	229.5	17.9	15.0	16.5	278.9	242.1	21.7	16.0	16.9	296.7
Brazil	207.0	11.1	1.3	10.4	229.8	203.8	10.8	1.2	7.7	223.5
Argentina	89.0	5.7	0.4	3.7	98.8	80.4	5.2	0.5	2.5	88.6
Mercosur	296.0	16.8	1.7	14.1	328.6	284.2	16.0	1.7	10.2	312.1
Total	1,007.9	70.1	127.5	65.0	1,270.5	974.1	67.8	122.7	58.6	1,223.2

(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations

Certain brands within our portfolio have been reclassified across categories. This reclassification affects, among others, flavored water brands that were previously included as a part of still beverages and will now be presented within our water category. For comparison purposes, the figures of 2010 have been restated. This change mainly affects our Mexico, Brazil and Argentina first half 2010 volumes and accounts for 8.0 million unit cases.

July 20, 2011	Page 13

June 2011
Macroeconomic Information

	Inflation (1)
	LTM	2Q 2011	YTD

Mexico	3.28%	-0.75%	0.30%
Colombia	3.23%	0.73%	2.53%
Venezuela	23.58%	6.62%	13.02%
Brazil	6.71%	1.40%	3.87%
Argentina	9.67%	2.30%	4.68%

(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	2Q 11	2Q 10	Δ%	YTD 11	YTD 10	Δ%

Mexico	11.7364	12.5543	-6.5%	11.9098	12.6770	-6.1%
Guatemala	7.6891	8.0033	-3.9%	7.7598	8.0944	-4.1%
Nicaragua	22.2841	21.2230	5.0%	22.1501	21.0954	5.0%
Costa Rica	508.2812	531.5654	-4.4%	508.3342	544.2584	-6.6%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,797.8340	1,949.2961	-7.8%	1,837.4608	1,948.6718	-5.7%
Venezuela	4.3000	4.3000	0.0%	4.3000	4.2307	1.6%
Brazil	1.5956	1.7921	-11.0%	1.6315	1.7973	-9.2%
Argentina	4.0818	3.9015	4.6%	4.0477	3.8703	4.6%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)
	Jun 11	Jun 10	Δ%

Mexico	11.8389	12.6567	-6.5%
Guatemala	7.7702	8.0314	-3.3%
Nicaragua	22.4184	21.3509	5.0%
Costa Rica	509.5700	540.2400	-5.7%
Panama	1.0000	1.0000	0.0%
Colombia	1,780.1600	1,916.4600	-7.1%
Venezuela	4.3000	4.3000	0.0%
Brazil	1.5611	1.8015	-13.3%
Argentina	4.1100	3.9310	4.6%

July 20, 2011	Page 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: July 20, 2011